August 6, 2026

James Manning
Chief Executive Officer
SharonAI Holdings Inc.
745 Fifth Avenue, Suite 500
New York, NY 10151

        Re: SharonAI Holdings Inc.
            Registration Statement on Form S-1
            Filed July 31, 2026
            File No. 333-297885
Dear James Manning:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Marion Graham at 202-551-6521 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Greg Carney